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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                      Globalstar Telecommunications Limited
                                (Name of Issuer)

                          Common Stock, par value $1.00
                         (Title of Class of Securities)

                                    G3930H104
                                 (CUSIP Number)

   Eric J. Zahler, Senior Vice President, Secretary and General Counsel, Loral Space & Communications Ltd., c/o Loral SpaceCom Corporation, 600 Third Avenue,
                            New York, New York 10016

                                 (212) 697-1105
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 April 14, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. G3930H104                                            PAGE 2 OF 8 PAGES

--------------------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Loral Space & Communications Ltd.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            00
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                8,695,691
      NUMBER          ----------------------------------------------------------
     OF SHARES           8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING
    PERSON WITH       ----------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                8,695,691
                      ----------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            8,695,691
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            21.21%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         Loral Space & Communications Ltd., a Bermuda company ("Loral"), hereby amends and supplements, in this Amendment No. 2 to Schedule 13D (this "Amendment No. 2"), the Statement on Schedule 13D originally filed on October 29, 1996, as amended on May 21, 1997 (as so amended, the "Schedule 13D"), with respect to shares of Common Stock, $1.00 par value per share (the "Shares"), of Globalstar Telecommunications Limited, a Bermuda company (the "Company), as follows:

         Capitalized terms used herein but not defined herein have the meanings assigned to them in the Schedule 13D.

         On April 27, 1998, the Board of Directors of the Company voted to effect a two-for-one stock split of the common stock in the form of a dividend payable on June 8, 1998 to shareholders of record as of May 29, 1998. Information contained herein does not give effect to this stock split.

Item 2. Identity and Background

         Item 2 of the Schedule 13D is hereby amended by replacing the first paragraph thereof with the following:

         This Statement is filed by and on behalf of Loral, a Bermuda company. Loral is engaged in the space and telecommunications business and has its principal executive offices at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda. The executive office of Loral SpaceCom Corporation, the subsidiary that supervises the activities of Loral's subsidiaries in North America, is located at 600 Third Avenue, New York, New York 10016. Schedule I of the Schedule 13D is hereby amended and restated by Schedule I attached to this Amendment No. 2.

Item 3. Source and Amount of Funds or Other Considerations

         Item 3 of the Schedule 13D is hereby amended by adding the following after the second paragraph thereof.

         Loral acquired the CPEO Shares (as defined below) upon the conversion of 2,050,000 6-1/2% Convertible Preferred Equivalent Obligations (the "CPEOs") of the Company held by Loral at a conversion price of $30.81. Upon the provisional redemption by the Company of its CPEOs, the Company was required pursuant to the terms of the indenture governing the CPEOs to pay to each holder of CPEOs an interest make-whole payment of 0.0435 Share for each CPEO held. The Interest Make-Whole Shares (as defined below) were acquired by Loral as a result of this redemption.

Item 4. Purpose of Transaction

         Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         The sole business of the Company is acting as a general partner in Globalstar, L.P. ("Globalstar"), which is building and preparing to launch and operate a worldwide, low-earth orbit satellite-based digital telecommunications system (the "Globalstar System(TM)"). Loral owns, directly and directly, approximately 38%, on a fully diluted basis, of the outstanding equity of Globalstar and has overall management responsibility for the design, construction, deployment and operation of the Globalstar System. A portion of Loral's interest in Globalstar is held through the Company, and a majority of the Company's directors are also members of the Board of Directors or senior management of Loral. See Item 6 for further description of the relationship between Loral and the Company.

         The purpose of the acquisition of the Warrant Shares, the Rights Shares and the CPEOs by Loral was to increase Loral's ownership of Globalstar and provide Globalstar with additional funds for the construction and deployment of the Globalstar System. The CPEO Shares were acquired upon the conversion of the CPEOs and the Interest Make-Whole Shares were acquired in connection with the Company's call for provisional redemption of the CPEOs.

         Loral may make further purchases of Shares from time to time. Loral may not sell the Shares unless they are registered under the Securities Act of 1933, as amended (the "Securities Act") or sold pursuant to an exemption from registration, including an exemption under Rule 144 of the Securities Act.

         Loral has agreed to purchase 4,200,000 partnership interests of Globalstar for $420 million in cash subject to satisfaction of certain conditions. Concurrently with such purchase of Globalstar partnership interests, Loral will sell to entities advised by or associated with Soros Fund Management L.L.C. ("Soros") 4,200,000 Shares (the "Soros Shares") at a purchase price of $58 1/3 per share. The Company has agreed to file a shelf registration statement covering the Soros Shares and have such registration statement declared effective within one year from the date of purchase. The foregoing arrangements are subject to the execution and delivery of definitive documentation.

         The purpose of the acquisition of the Shares by the Executive Officers and Directors is for investment. The Executive Officers and Directors may make further purchases of Shares from time to time and, subject to any applicable restrictions under the Securities Act, may dispose of any or all of the Shares held by them at any time.

         Except as set forth above and in Item 6 below, neither Loral nor, to the best knowledge of Loral, any of the persons listed in Schedule I, has any plans or proposals that relate to or would result in any of the consequences set forth in Sections (a) through (j) of Item 4 of Schedule 13D. Each of Loral and each of the persons listed on Schedule I may, at any time, review or reconsider its or his position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Company

         Item 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

(a)-(b) Except as set forth in Item 6:

         (i) Loral Beneficially Owns 8,695,691 Shares by virtue of having sole voting and dispositive power with respect to the Shares.

         Loral acquired 1,674,400 Shares on April 22, 1996 in a distribution from Loral Corporation in connection with the Spin-Off. Loral SpaceCom Corporation, a wholly-owned subsidiary of Loral, transferred 267,256 of such Shares (the "Lehman GTL Shares") to certain partnerships affiliated with Lehman Brothers Holdings Inc. (the "Lehman Partnerships") on August 9, 1996 in exchange for shares of Series S Redeemable Preferred Stock of SS/L (Bermuda) Ltd. (the "Lehman Transaction"). On March 3, 1996, Loral acquired 2,050,000 CPEOs, which were initially convertible, at a conversion price of $65.00, into 1,576,923 Shares. On April 29, 1997, Loral, by virtue of its ownership of 1,407,144 Shares, acquired 159,170 Shares (the "Rights Shares") pursuant to the exercise of subscription rights to purchase Common Stock at $26.50 per share ("GTL Rights") distributed by GTL to shareholders of record on March 24, 1997. On April 30, 1997, Loral and Space Systems/Loral, Inc., a wholly owned subsidiary of Loral ("SS/L"), exercised their GTL Warrants and purchased 942,428 and 195,094 Shares, respectively (collectively, the "Warrant Shares"). On May 5, 1997, Loral acquired 16,002 Shares (the "Standby Shares") pursuant to a Standby Agreement between Loral and the Company under which Loral was obligated to purchase any Shares not purchased by shareholders pursuant to the exercise of Rights.

         On May 28, 1997, the Company issued a 100% stock dividend (the "Stock Split"). As a result of the Stock Split, Loral's ownership of Shares increased from 2,719,838 Shares to 5,439,676 Shares. Of these Shares, 994,000 represent Shares underlying options granted to certain executives and directors of Loral and its predecessor entity. As of June 1, 1998, 160,000 such options had been exercised and accordingly, Loral's ownership of Shares was reduced to 5,279,676 Shares.

         As a result of an antidilution adjustment in the conversion price of the CPEOs effected by the Stock Split and the distribution of the Rights, Loral became entitled to convert its CPEOs into an additional 1,749,917 Shares. On March 31, 1998, the Company called for the provisional redemption of the CPEOs. Under the terms of the indenture governing the CPEOs, the Company was required in connection with such provisional redemption, to pay to each holder of CPEOs an interest make-whole payment of 0.0435 share of common stock for each CPEO held. On April 14, 1998, Loral converted its CPEOs into 3,326,840 Shares (the "CPEO Shares") and on April 30, 1998, Loral received 89,175 Shares as an interest make-whole payment (the "Interest Make-Whole Shares"). The Shares Beneficially Owned by Loral constitute 21.21% of the outstanding Shares of the Company.

         (ii) To the best knowledge of Loral, the Executive Officers and Directors Beneficially Own the number of Shares set forth opposite their names on Schedule I hereto. To the best knowledge of Loral and except as set forth on
Schedule I hereto, the Executive Officers and Directors have sole voting and dispositive power with respect to their respective Shares. The respective percentage interests of the Executive Officers and Directors are set forth opposite their names in Schedule I hereto.

         Loral's percentage is calculated based upon the 40,988,702 Shares issued and outstanding as reported on the Company's 10Q for the quarter ended March 31, 1998. The percentage interests of the Executive Officers and Directors are calculated based upon the 40,988,702 Shares stated to be issued and outstanding.

(c) The trading date, number of Shares purchased or disposed of and price per Share (excluding commissions, if any) for all transactions by Loral and the Executive Officers and Directors for the 60-day period preceding April 14, 1997 through the date hereof are set forth in Schedule II hereto. With the exception of the conversion by Loral of the CPEOs and the receipt of the Interest Make-Whole Shares in connection with the Company's provisional redemption, all other transactions in the Shares were effected on the Nasdaq National Market.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

         (i) The second, third and fourth paragraphs of Item 6 of the Schedule 13D is hereby amended and restated as follows:

         Globalstar is managed by a General Partners' Committee, which is majority controlled by representatives designated directly or indirectly by Loral. The Company's sole business is acting as a general partner of Globalstar. The Company's independent directors serve as the Company's representatives on the General Partners' Committee and have the right to pass upon certain matters prior to any decision to submit such matters to a vote of Globalstar's partners and have certain authority over the hiring or dismissal of senior officers of Globalstar. In the event of (i) a change of control of the Company at a time when the Company owns less than 50% of the Globalstar partnership interests outstanding, including certain changes in the Company's Board of Directors, or
(ii) a sale or other disposition of partnership interests following which the equity interest of the Company in Globalstar has been reduced to an interest of less than 5% (a "Reduction in Interest"), which, in the event of either clause
(i) or (ii) above, has not been approved by Globalstar's managing general partner, which is an affiliate of Loral, or by the partners of Globalstar, the Company will become a limited partner in Globalstar and will no longer appoint representatives to serve on the General Partners' Committee. Certain other governance rights granted to the Company under the Globalstar partnership agreement will also be revoked, and it will enjoy only the rights of a limited partner in Globalstar. In either event, the Company may be deemed to be an investment company, subject to regulation under the Investment Company Act of 1940, as amended.

         Loral has beneficial ownership (calculated on a proportionate basis, in the case of ownership interests held through entities not wholly-owned by Loral) of approximately 22,590,217 Globalstar partnership interests, constituting approximately 38% of Globalstar's total outstanding partnership interests (after giving effect to exercise of warrants held by GTL to acquire 1,032,250 Globalstar partnership interests). Loral's beneficial interest in Globalstar consists of (i) 18,242,372 partnership interests held directly and indirectly by Loral and SS/L and (ii) approximately 4,347,845 partnership interests held indirectly by Loral through its holdings of Shares.

         The Company has entered into an Exchange and Registration Rights Agreement, dated as of December 31, 1994, with Globalstar and each of the other partners named therein, as amended on April 8, 1998 to add an additional partner as a party thereto, pursuant to which the Company has granted to each other partner in Globalstar, the right, following the date on which Globalstar achieves full coverage via a 48-satellite constellation (the "Full Coverage Date") and after at least two consecutive reported fiscal quarters of positive income, to exchange its Globalstar partnership interests for an equal number of Shares (subject to antidilution adjustments) subject to the following limitations: (i) in any 12-month period, the sum of the number of Globalstar partnership interests so transferred plus all other transfers of Globalstar partnership interests will not be permitted to exceed 5% of the total number of Globalstar partnership interests outstanding (including those held by the Company), and (ii) the number of Shares so issued in any 12-month period will not exceed 10% of the number of Shares outstanding at the beginning of that year. The Company has agreed, with certain limited exceptions, to file, and to use reasonable efforts to maintain the effectiveness of, a registration statement covering the issuance of such Shares. In the event of a bona fide offer or solicitation that would result in a change of control involving a majority of the outstanding Shares or a majority of the members of the Company's Board of Directors not approved by the partners of Globalstar, the exchange rights will become fully exercisable, regardless of such limitation, whether or not the Full Coverage Date has occurred. Loral will have the right, through its direct and indirect interests in Globalstar, pursuant to this agreement to acquire 36,484,744 Shares.

         Loral has agreed to purchase 4,200,000 partnership interests of Globalstar for $420 million in cash subject to satisfaction of certain conditions. Concurrently with such purchase of Globalstar partnership interests, Loral will sell to entities advised by or associated with Soros Fund Management L.L.C. ("Soros") 4,200,000 Shares (the "Soros Shares") at a purchase price of $58 1/3 per share. The Company has agreed to file a shelf registration statement covering the Soros Shares and have such registration statement declared effective within one year from the date of purchase. The foregoing arrangements are subject to the execution and delivery of definitive documentation.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 1998


                                       LORAL SPACE & COMMUNICATIONS LTD.

                                       By: /s/ Eric J. Zahler
                                          -------------------------------------
                                          Name:  Eric J. Zahler
                                          Title: Senior Vice President,
                                                 Secretary and General Counsel

                                                                      SCHEDULE I

         Set forth below is the name, position, present principal occupation and amount of beneficial interest in the Shares, if any, of the directors and executive officers of Loral Space & Communications Ltd. Except as set forth below, the business address of each of these persons is c/o Loral SpaceCom Corporation., 600 Third Avenue, New York, New York 10016. Each such person is a citizen of the United States except that Mr. Gregory Clark holds dual U.S. and Australian citizenship.

                Directors and Executive Officers of Loral Space &
                               Communications Ltd.

                                                                        Number of Shares
  Name and Position in                                                     Owned and
  addition to Present                                                      Aggregate       Percentage
  Principal Occupation           Present Principal Occupation            Purchase Price     Interest
  --------------------           ----------------------------            --------------     --------
Bernard L. Schwartz            Chairman of the Board of Directors          603,802(1)         1.5%
                               and Chief Executive Officer

Gregory Clark                  President and Chief Operating Officer        10,000(2)           *

Howard Gittis, Director        Vice Chairman and Chief                      40,000(3)           *
                               Administrative Officer of MacAndrews
                               & Forbes Holdings, Inc.
                               35 E. 62nd St.
                               New York, NY  10021

Robert B. Hodes, Director      Counsel to                                   52,226(4)           *
                               Willkie Farr & Gallagher
                               153 East 53rd St.
                               New York, NY  10022

----------
*     Less than one percent.

1 Includes 40,000 options at an exercise price of $10.00 per Share and 240,000 options at an exercise price of $12.50 per Share.

2     Consists of 10,000 options at an exercise price of $25.75 per Share.

3     Consists of 40,000 options at an exercise price of $16.6875 per Share.

4 Includes 40,000 options at an exercise price of $16.6875 per Share and 10,000 options at an exercise price of $25.1875 per Share.

                                                                        Number of Shares
  Name and Position in                                                     Owned and
  addition to Present                                                      Aggregate       Percentage
  Principal Occupation           Present Principal Occupation            Purchase Price     Interest
  --------------------           ----------------------------            --------------     --------
Gershon Kekst, Director        President of Kekst and Company, Inc.         40,000(5)           *
                               437 Madison Ave.
                               New York, NY  10022

Charles Lazarus, Director      Chairman and Director of Toys "R" Us,        40,000(6)           *
                               Inc.
                               461 From Road
                               Paramus, NJ  07652

Malvin A. Ruderman, Director   Professor of Physics, Columbia               41,112(7)           *
                               University
                               29 Washington Sq. West
                               New York, NY  10011

E. Donald Shapiro, Director    Joseph Solomon Distinguished                 54,462(8)           *
                               Professor of Law
                               New York Law School
                               57 Worth Street
                               New York, NY  10013

Arthur L. Simon, Director      Independent consultant                       40,000(9)           *
                               971 Haverstraw Road
                               Suffern, NY  10901

Daniel Yankelovich, Director   Chairman of DYG, Inc.                        47,904(10)          *
                               21 Holiday Point Rd.
                               Sherman, CT  06784

----------
5     Consists of 40,000 options at an exercise price of $16.6875 per Share.

6     Consists of 40,000 options at an exercise price of $16.6875 per Share.

7 Includes 1,000 Shares held by his wife as to which he disclaims beneficial ownership and 40,000 options at an exercise price of $16.6875 per Share.

8     Includes 40,000 options at an exercise price of $16.6875 per Share.

9     Consists of 40,000 options at an exercise price of $16.6875 per Share.

10    Includes 40,000 options at an exercise price of $16.6875 per Share.

                                                                        Number of Shares
  Name and Position in                                                     Owned and
  addition to Present                                                      Aggregate       Percentage
  Principal Occupation           Present Principal Occupation            Purchase Price     Interest
  --------------------           ----------------------------            --------------     --------
Laurence D. Atlas              Vice President, Government Relations              0              *
                               -- Telecommunications

W. Neil Bauer                  Vice President                                    0              *

Robert E. Berry                Senior Vice President                           222              *


Jeanette H. Clonan             Vice President, Communications and            1,146              *
                               Investor Relations

Michael P. DeBlasio            First Senior Vice President and Chief        64,000(11)          *
                               Financial Officer

Terry J. Hart                  Vice President                                    0              *

Stephen L. Jackson             Vice President, Administration                  222              *

Avi Katz                       Vice President, Deputy General                  500              *
                               Counsel and Assistant Secretary

Russell Mack                   Vice President, Business Ventures             7,000(12)          *

Ronald C. Maehl                Vice President                                    0              *

Nicholas C. Moren              Senior Vice President and Treasurer          52,226(13)          *

Harvey B. Rein                 Vice President and Controller                 6,194(14)          *

----------
11 Includes 40,000 options at an exercise price of $10.00 per Share and 20,000 options at an exercise price of $12.50 per Share.

12    Consists of 7,000 options at an exercise price of $8.31 per Share.

13 Includes 40,000 options at an exercise price of $10.00 per Share and 10,000 options at an exercise price of $12.50 per Share.

                                                                        Number of Shares
  Name and Position in                                                     Owned and
  addition to Present                                                      Aggregate       Percentage
  Principal Occupation           Present Principal Occupation            Purchase Price     Interest
  --------------------           ----------------------------            --------------     --------
Thomas B. Ross                 Vice President, Government Relations          9,178(15)          *

Eric J. Zahler                 Senior Vice President, General               54,006(16)          *
                               Counsel and Secretary

----------
14 Includes 4,000 options at an exercise price of $12.50 per Share and 1,750 options at an exercise price of $8.3125 per Share.

15 Includes 2,500 Shares at an exercise price of $8.3125 per Share and 6,678 shares held by his wife as to which he disclaims beneficial ownership.

16 Includes 2,226 Shares held in a Keogh Account, 1,780 Shares held in trust for his children, 40,000 options at an exercise price of $10.00 per Share and 10,000 options at an exercise price of $12.50 per Share.

                                                                     SCHEDULE II


        TRANSACTIONS IN SHARES DURING THE PERIOD COMMENCING FROM THE 60-
          DAY PERIOD PRECEDING APRIL 14, 1997 THROUGH THE DATE HEREOF


                                                              Price
           Name                       Date       Shares      per Share    A/S*
           ----                       ----       ------      ---------    ----
Loral Space & Communications Ltd.    4/14/98    3,326,840        **        A
Loral Space & Communications Ltd.    4/30/98       89,175        **        A
Donald Shapiro                       4/29/98        3,245       ***        A
Donald Shaprio                       4/30/98           87       ***        A

----------
* A indicates an acquisition of Shares and S indicates a sale of Shares. The above table does not show disposition of shares by Loral in connection with the exercise by certain persons of options to acquire Shares previously granted to them by Loral.

** 3,326,840 Shares were acquired upon conversion of the CPEOs at an exercise price of $30.81 and 89,175 Shares were paid by the Company to Loral in connection with the Company's provisional redemption of the CPEOs.

*** 3,245 Shares were acquired upon conversion of CPEOS held by Donald Shapiro at an exercise price of $30.81 and 87 Shares were paid by the Company to Professor Shapiro in connection with the Company's provisional redemption of the CPEOs.


                                      II-1